As filed December 12, 2002)

                                                               File No. 70-10052

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     POS AMC

                         Post-Effective Amendment No. 4
                                (Amendment No. 6)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                     ALLIANT ENERGY CORPORATE SERVICES, INC.
                         ALLIANT ENERGY RESOURCES, INC.
                                  ENERGYS, INC.
                         ALLIANT ENERGY GENERATION, INC.
                           HEARTLAND PROPERTIES, INC.
                      CAPITAL SQUARE FINANCIAL CORPORATION
                          HEARTLAND ENERGY GROUP, INC.
                         HEARTLAND ENERGY SERVICES, INC.
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                       INTERSTATE POWER AND LIGHT COMPANY
                       ALLIANT ENERGY TRANSPORTATION, INC.
                        ALLIANT ENERGY INVESTMENTS, INC.
                         IOWA LAND AND BUILDING COMPANY
                       ALLIANT ENERGY INTERNATIONAL, INC.
                   ALLIANT ENERGY INTEGRATED SERVICES COMPANY
            ALLIANT ENERGY INTEGRATED SERVICES-ENERGY MANAGEMENT LLC
             ALLIANT ENERGY INTEGRATED SERVICES-ENERGY SOLUTIONS LLC
                         IOWA LAND AND BUILDING COMPANY
                        PRAIRIE RIDGE BUSINESS PARK, L.C.
                             TRANSFER SERVICES, INC.
                           WILLIAMS BULK TRANSFER INC.
                                  Alliant Tower
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                       ALLIANT ENERGY FIELD SERVICES, LLC
                               5033 A Tangle Lane
                              Houston, Texas 77056

                   CEDAR RAPIDS AND IOWA CITY RAILWAY COMPANY
                              2330 12th Street, SW
                            Cedar Rapids, Iowa 52404

                               COGENEX CORPORATION
                     Boott Mills South, 100 Foot of John St.
                           Lowell, Massachusetts 01852

                        ENERGY PERFORMANCE SERVICES, INC.
                      INDUSTRIAL ENERGY APPLICATIONS, INC.
                         201 Third Avenue SE, Suite 300
                            Cedar Rapids, Iowa 52406

                            IEI BARGE SERVICES, INC.
                                18525 Hwy 20 West
                          East Dubuque, Illinois 61025

                  INDUSTRIAL ENERGY APPLICATIONS DELAWARE INC.
                             5925 Dry Creek Lane, NE
                            Cedar Rapids, Iowa 52402

                                    RMT, INC.
                               744 Heartland Trail
                            Madison, Wisconsin 53717

                           SCHEDIN & ASSOCIATES, INC.
                              920 Plymouth Building
                              12 South Sixth Street
                          Minneapolis, Minnesota 55401

                           SVBK CONSULTING GROUP, INC.
                          37 N. Orange Ave., Suite 710
                             Orlando, Florida 32801

                          WHITING PETROLEUM CORPORATION
                          Mile High Center, Suite 2300
                                  1700 Broadway
                             Denver, Colorado 80290

                   (Names of companies filing this statement
                  and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

               ---------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

               ---------------------------------------------------

     The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel          William T. Baker, Jr., Esq.
        Alliant Energy Corporation               Thelen Reid & Priest LLP
          4902 N. Biltmore Lane                      875 Third Avenue
         Madison, Wisconsin 53718                New York, New York 10022

     Post-Effective Amendment No. 3 in this proceeding, filed on October 25, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

     A. Background. By order dated June 21, 2002 (Holding Co. Act Release No. 27542) (the "Prior Order"), Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and certain of its public utility and non-utility subsidiaries were authorized under the Public Utility Holding Company Act of 1935 (the "Act") to restate, modify and extend the authorization previously granted by the Commission to operate and fund separate money pools established by Alliant Energy for certain of its public utility subsidiaries and Alliant Energy Corporate Services, Inc. (the "Utility Money Pool") and for certain of its direct and indirect non-utility subsidiaries (the "Non-Utility Money Pool"), and, to the extent required, for participating subsidiaries to borrow from and extend credit to each other under the terms of the Utility Money Pool or Non-Utility Money Pool, as applicable. In addition, Alliant Energy was authorized to issue and sell from time to time through December 31, 2004 (the "Authorization Period") commercial paper and/or unsecured notes evidencing short-term borrowings from banks or other institutional lenders ("Short-term Debt") in an aggregate amount at any time outstanding not to exceed $1 billion. Under the Prior Order, as supplemented by order dated October 10, 2002 (Holding Co. Act Release No. 27575), the Commission also authorized Interstate Power and Light Company ("IP&L"), a wholly-owned public utility subsidiary of Alliant Energy, to issue and sell from time to time during the Authorization Period Short-term Debt in an aggregate principal amount at any time outstanding which, when added to any borrowings by IP&L under the Utility Money Pool, will not exceed the lesser of the limit set by the Minnesota Public Utilities Commission ("MPUC") from time to time ($180 million through March 31, 2003) or $300 million.

     Among other conditions and limitations imposed under the Prior Order, the effective cost of money on all Short-term Debt issued by Alliant Energy and IP&L may not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR") for maturities of one year or less. Both Alliant Energy and IP&L currently maintain commercial paper programs that are back-stopped by 364-day credit facilities with banks. If, for any reason, Alliant Energy or IP&L were unable to issue commercial paper, they would be able to borrow under the bank lines. The interest rates charged on borrowings under these agreements are a function of the current ratings on Alliant Energy's or IP&L's long-term unsecured debt, as the case may be; that is, if long-term debt ratings decline, the interest rate on borrowings under these credit lines would increase. (The interest rates charged to Alliant Energy will depend on the debt rating of Alliant Energy Resources, Inc. for a limited period of time, which is not expected to exceed ninety days, until Alliant Energy itself obtains a rating).

     Although the effective cost of funds for rated commercial paper remains low, since the date of the Prior Order, spreads over LIBOR on unsecured short-term bank borrowings have widened significantly, with the result that the authorized 300 basis-point spread over LIBOR could limit Alliant Energy's and IP&L's ability to borrow under back-up credit lines if and when the need should arise. In this regard, in recent orders, the Commission has authorized certain other registered holding companies to issue short-term debt having at an effective cost equal to the greater of 500 basis points over LIBOR or a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.(1)

     B. Requested Action. Alliant Energy and IP&L now request that the Commission issue a further supplemental order in this proceeding modifying the Prior Order in order to authorize Alliant Energy and IP&L to issue Short-term Debt that has an effective cost that does not exceed at the time of issuance the greater of (i) 500 basis points over comparable-term LIBOR or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     Except as specified immediately above, no other changes or modifications in the terms, conditions or limitations imposed under the Prior Order are requested herein. Without limiting the foregoing, Alliant Energy commits that it will maintain common equity as a percentage of its consolidated capitalization (inclusive of Short-term Debt) at 30% or above during the Authorization Period, and will also maintain common equity as a percentage of capitalization of each of its public-utility subsidiaries at 30% or above during the Authorization Period.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The additional fees, commissions and expenses incurred or to be incurred in connection with the filing of this Post-Effective Amendment are estimated at not more than $2,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     A. General. Sections 6(a) and 7 of the Act are applicable to proposed modifications to the Prior Order requested by this Post-Effective Amendment.

     B. Rule 53/54 Analysis. The proposed transactions are also subject to the requirements of Rules 53 and 54. Under Rule 53, in determining whether to approve the issue or sale of any security (including any guarantee) by a registered holding company for the purpose of financing the acquisition of any EWG, the Commission may not make certain adverse findings under Sections 7 and 12 of the Act if the conditions set forth in paragraphs (a), (b) and (c) of Rule 53 are satisfied. Rule 54 provides that in determining whether to approve the issue or sale of any security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings

----------
(1) See e.g., Reliant Energy, Inc., et al., Holding Co. Act Release No. 27548 (July 5, 2002) and Pepco Holdings Inc., et al., Holding Co. Act Release No. 27557 (July 31, 2002). Each company is authorized to issue short-term debt having an effective cost not to exceed the greater of (i) 500 basis points over comparable-term LIBOR or (ii) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy currently does not meet all of the conditions of Rule 53(a). As of September 30, 2002, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $647.3 million, or approximately 82.3% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2002 ($786.5 million), which exceeds the 50% "safe harbor" limitation contained in Rule 53(a). However, by order dated October 3, 2001 (Holding Co. Act Release No. 27448), the Commission has authorized Alliant Energy to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings." Therefore, although Alliant Energy's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the October 3, 2001 order.

     Even if the Commission takes into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, Alliant Energy has experienced a modest decline in consolidated common stock equity since September 30, 2001, the end of the quarterly period immediately preceding the issuance of the October 3, 2001 order, due primarily to the impact of currency translation losses in Brazil.(2) These non-cash losses essentially reflect a reduction of the U.S. dollar value of Alliant Energy's investment in FUCOs in Brazil caused by the reduction in value of Brazilian currency in relation to the U.S. dollar. The losses are recorded in "Accumulated other comprehensive loss" on Alliant Energy's consolidated balance sheet and reduce common equity. Nevertheless, Alliant Energy's consolidated capitalization ratios remain within acceptable industry ranges.

     Moreover, Alliant Energy's board of directors recently approved five strategic actions that are likely to strengthen its balance sheet in 2003 and thereby maintain its strong credit profile. These include the sale of certain non-regulated businesses (including Alliant Energy's FUCO investments in Australia); halving the targeted dividend on common stock from $2.00 per share to $1.00 per share; reducing anticipated capital expenditures in 2002 and 2003 (including no new investments in Brazil or in other international operations through 2003); the issuance of approximately $200 - 300 million of new common stock in 2003, depending on market conditions at the time, the proceeds of which would be used primarily to make investments in its domestic public utility subsidiaries; and implementation of other cost control measures.(3) These

----------
(2) At September 30, 2002, Alliant Energy's consolidated capitalization consisted of 35.5% common equity, 1.2% preferred stock, 53.5% long-term debt (including variable rate demand bonds classified as current), and 9.7% short-term debt (including current maturities of long-term debt), versus 36.3% common equity, 2.6% preferred stock, 51.2% long-term debt (including variable rate demand bonds classified as current), and 9.9% short-term debt (including current maturities of long-term debt) at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order).
(3) See Alliant Energy's Current Report on Form 8-K, filed November 22, 2002, in File No. 1-9894, for a more complete explanation of the five strategic actions.

measures are designed to reduce debt levels by approximately $800 million to $1 billion over the next 12 months.

     Since the issuance of the October 3, 2001 order, Alliant Energy has experienced a modest increase in its level of losses from its portfolio of FUCOs.(4) As described in the Application/Declaration in File No. 70-9891, Alliant Energy's share of losses associated with its portfolio of FUCOs in fiscal year 2000 (the last fiscal year prior to issuance of the October 3, 2001 order) totaled approximately $17.7 million, after interest expense, taxes and currency transaction losses. In fiscal year 2001, Alliant Energy's share of losses totaled approximately $25.3 million.(5) Based on year-to-date results, Alliant Energy projects that it will continue to sustain a loss on its investments FUCOs in 2002. Alliant Energy's losses on its Brazil investments have been unexpectedly large in 2002, resulting primarily from the impact of a decline in currency translation rates, as well as from charges related to recovery of the impacts of electricity rationing in Brazil and other prior costs. Alliant Energy is projecting improved results on its Brazil investments in 2003 and later years as electricity sales return to more typical levels following the drought-related rationing program that was lifted earlier this year.

     Alliant Energy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. In addition, none of the adverse conditions specified in Rule 53(b) exists.(6)

ITEM 4.   REGULATORY APPROVALS.
          --------------------

     The issuance of Short-term Debt by IP&L requires approval by the MPUC as part of the MPUC's review of IP&L's capital structure. IP&L has obtained an order from the MPUC approving, among other matters, issuance of Short-term Debt by IP&L in an amount of up to $180 million through March 31, 2003 (previously filed as Exhibit D-6). No other state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

----------
(4) Alliant Energy's only EWG investment is in a subsidiary that is engaged in preliminary development activities. It does not have any material assets.
(5) Source: Alliant Energy's Annual Report on Form U5S for the year ended December 31, 2001 (Alliant Energy's share only).
(6) With regard to Rule 53(b)(3), operating losses on Alliant Energy's investments in EWGs and FUCOs were less than 5% of consolidated retained earnings in 2001, and, based on results through September 30, 2002, are expected to remain below the 5% threshold in the fiscal year to end December 31, 2002.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable. The applicants request that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Th applicants waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          A.   ADDITIONAL EXHIBITS.
               -------------------

               G-1  -  Form of Federal Register Notice. (Previously filed).

               H    -  Alliant Energy Corporation - 2002 Pro Forma Earnings per
                       Share.  (Filed confidentially pursuant to Rule 104).

          B.   ADDITIONAL FINANCIAL STATEMENTS.
               -------------------------------

               None.


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     The matters that are the subject of this Post-Effective Amendment do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                    ALLIANT ENERGY CORPORATION
                                    INTERSTATE POWER AND LIGHT COMPANY
                                    ALLIANT ENERGY CORPORATE SERVICES, INC.
                                    ALLIANT ENERGY RESOURCES, INC.
                                    WILLIAMS BULK TRANSFER INC.

                                    By: /s/ F. J. Buri
                                            ----------
                                    Name:   F. J. Buri
                                    Title:  Corporate Secretary


                                    ALLIANT ENERGY GENERATION, INC.
                                    ALLIANT ENERGY INTEGRATED SERVICES COMPANY
                                    ALLIANT ENERGY INTERNATIONAL, INC.
                                    ALLIANT ENERGY INVESTMENTS, INC.
                                    ALLIANT ENERGY TRANSPORTATION, INC.
                                    COGENEX CORPORATION
                                    ENERGY PERFORMANCE SERVICES, INC.
                                    IOWA LAND AND BUILDING COMPANY

                                    By: /s/ F. J. Buri
                                            ----------
                                    Name:   F. J. Buri
                                    Title:  Secretary

                                    (signatures continued on next page)

                                    CEDAR RAPIDS AND IOWA CITY RAILWAY COMPANY
                                    ENERGYS, INC.
                                    HEARTLAND ENERGY GROUP, INC.
                                    HEARTLAND ENERGY SERVICES, INC.
                                    IEI BARGE SERVICES, INC.
                                    INDUSTRIAL ENERGY APPLICATIONS, INC.
                                    INDUSTRIAL ENERGY APPLICATIONS DELAWARE INC.
                                    TRANSFER SERVICES, INC.

                                    By: /s/ Thomas L. Hanson
                                            ----------------
                                    Name:   Thomas L. Hanson
                                    Title:  Treasurer and Secretary


                                    ALLIANT ENERGY FIELD SERVICES, LLC

                                    By: /s/ Jim Overbey
                                            -----------
                                    Name:   Jim Overbey
                                    Title:  Manager


                                    ALLIANT ENERGY INTEGRATED SERVICES-ENERGY
                                         MANAGEMENT LLC
                                    ALLIANT ENERGY INTEGRATED SERVICES-ENERGY
                                         SOLUTIONS LLC

                                    By: /s/ Charles Castine
                                            ---------------
                                    Name:   Charles Castine
                                    Title:  Manager


                                    WHITING PETROLEUM CORPORATION

                                    By: /s/ F. J. Buri
                                            ----------
                                    Name:   F. J. Buri
                                    Title:  Assistant Secretary


                                    RMT, INC.

                                    By: /s/ Thomas L. Hanson
                                            ----------------
                                    Name:   Thomas L. Hanson
                                    Title:  Assistant Treasurer

                                    (signatures continued on next page)

                                    HEARTLAND PROPERTIES, INC.
                                    CAPITAL SQUARE FINANCIAL CORPORATION

                                    By: /s/ Ruth A. Domack
                                            --------------
                                    Name:   Ruth A. Domack
                                    Title:  President


                                    PRAIRIE RIDGE BUSINESS PARK, L.C.
                                    BY:  IOWA LAND AND BUILDING COMPANY,
                                         A PARTNER

                                    By: /s/ Thomas L. Aller
                                            ---------------
                                    Name:   Thomas L. Aller
                                    Title:  Vice President


                                    SCHEDIN & ASSOCIATES, INC.
                                    SVBK CONSULTING GROUP, INC.

                                    By: /s/ Gregory A. Genin
                                            ----------------
                                    Name:   Gregory A. Genin
                                    Title:  President


Date:  December 12, 2002